ASPIRA WOMEN’S HEALTH INC.

12117 Bee Caves Road, Building III, Suite 100

Austin, TX 78738

May 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Joshua Gorsky
Joe McCann

Re:	Aspira Women’s Health Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2025
File No. 333-286561

Dear Ladies and Gentlemen:

This letter sets forth a response on behalf of Aspira Women’s Health Inc., a Delaware corporation (the “Company”), to the oral comments received on May 5, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above captioned Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 2 to the Registration Statement, which has been revised to address the Staff’s comment. For the convenience of the Staff, the oral comment is restated below prior to the response to such comment.

Amendment No. 1 to Registration Statement on Form S-1 Filed on April 30, 2025

Risk Factors, page 8

1.	We note your disclosure on page 8 of this section that “before deciding whether to purchase our common stock, investors should carefully consider the risks described below together with the “Risk Factors” described in our most recent Annual Report on Form 10-K and any updates described in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are incorporated herein by reference[.]” We note that at this time you appear to be ineligible to use incorporation by reference. Accordingly, please revise your disclosure here and elsewhere as appropriate to clarify that you are not using incorporation by reference in this Registration Statement or otherwise advise.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised page 8 of the Registration Statement to clarify that we are not using incorporation by reference in this Registration Statement.

Sincerely,

Aspira Women’s Health Inc.

/s/ Michael Buhle
By:	Michael Buhle
Title:	Chief Executive Officer